UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

SPX Corporation
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	1-6948 (Commission File Number)	38-1016240 (IRS Employer Identification No.)

13320-A Ballantyne Corporate Place, Charlotte, North Carolina		28277
(Address of principal executive offices)		(Zip Code)

John W. Nurkin (980) 474-3804
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 –    Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

SPX Corporation (“SPX” or the “Company”) is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2017 to December 31, 2017 (the “Reporting Period”).

Under Securities and Exchange Commission (“SEC”) regulations, if any “conflict minerals” (as defined below) are necessary to the functionality or production of a product manufactured by the Company or contracted by the Company to be manufactured, the Company must conduct in good faith a reasonable country of origin inquiry (“RCOI”) regarding those “conflict minerals” that is reasonably designed to determine whether any of the “conflict minerals” originated in the Covered Countries (as defined below) or are from recycled or scrap sources. Form SD defines “conflict minerals” as (i) columbite-tantalite (coltan), cassiterite, gold, wolframite, and their derivatives, which are currently limited to tantalum, tin, and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an “adjoining country,” as such term is defined in Form SD, (collectively, the “Covered Countries”).

The Company’s operations may at times manufacture, or contract to manufacture, products for which conflict minerals are necessary to the functionality or production of those products. As required by SEC’s conflict minerals rule, the Company has conducted a good faith RCOI regarding conflict minerals included in the Company’s products during the Reporting Period to determine whether any such conflict minerals originated in the Covered Countries and/or whether any of the conflict minerals were from recycled or scrap sources. Where applicable, the Company has conducted additional due diligence within the meaning of the SEC’s conflict minerals rule. The results of SPX’s RCOI, as well as the Company’s additional due diligence regarding the sources of conflict minerals, are contained in the Company’s Conflict Minerals Report, filed herewith as Exhibit 1.01, and publically available on the Company’s website at www.spx.com. The content on, or accessible through, our website or any website referred to in this Form SD is not, and shall not be deemed to be, part of this Form SD or incorporated into this or any other filings SPX makes with the SEC unless expressly noted.

Item 1.02    Exhibit

As specified in Section 2 of Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 2 –    Exhibits

Item 2.01    Exhibits

The following exhibit is filed as part of this Form SD.

Exhibit Number	Description

1.01	Conflict Minerals Report of SPX Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SPX CORPORATION
(Registrant)

By:	/s/ John W. Nurkin	Date: May 25, 2018
John W. Nurkin
Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Description

1.01	Conflict Minerals Report of SPX Corporation